Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

April 22, 2015

[VIA EDGAR]

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B (“Registrant”)
Post-Effective Amendment No. 2 to Registrant’s Form N-4
Registration Statement (File No. 333-189435)

Transamerica Financial Life Insurance Company
Separate Account VA BNY (“Registrant”)
Post-Effective Amendment No. 2 to Registrant’s Form N-4
Registration Statement (File No. 333-189436)

Ms. White:

This letter responds to comments that you provided via telephone on March 10, 2015 with respect to the Transamerica Variable Annuity – O Share prospectus, supplements and statement of additional information contained in the above-referenced post-effective amendments to Registrants’ registration statements (“Amendments”). For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

GENERAL COMMENTS

1) Please provide a Tandy Rep with your response.

Response: The Registrants acknowledge that:

1.	The Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Member of the Group

Alison White, Esq.

U.S. Securities and Exchange Commission

April 22, 2015

Page | 2

3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS COMMENTS

2) Cover Page. Please list the individual portfolio names instead of just the portfolio companies.

Response: The disclosure has been revised. Please see attached.

3) Fee Table. The maximum special service fee has been increased in the fee table. Please add disclosure to indicate that the new fee only applies to contracts issued on or after May 1, 2015.

Response: The disclosure has been revised. Please see attached.

4) Fee Table: Optional Guaranteed Lifetime Withdrawal Benefit Rider – No Longer Available. Please make the word “Rider” plural, (i.e. “Riders”).

Response: The disclosure has been revised. Please see attached.

5) Directly below the Optional Rider Fees heading, there are subheadings entitled, “Additional Death Distribution Rider and Additional Death Distribution + Rider.” Please revise the Optional Rider Fees heading to indicate that the section is specific to death benefits.

Response: The disclosure has been revised. Please see attached.

6) Examples: The expense examples should reflect the most expensive rider combination, even the discontinued ones.

Response: While we do not believe adding this disclosure is required by Form N-4, per the Staff’s request, the disclosure has been revised. Please see attached.

7) Investment restrictions. Please better clarify how the Investment Restrictions language applies to the volatility control language.

Response: The disclosure has been revised. Please see attached.

8) Please identify which portfolios use volatility control strategies.

Response: The disclosure has been revised. Please see attached.

Alison White, Esq.

U.S. Securities and Exchange Commission

April 22, 2015

Page | 3

9) Retirement Income Max® 2.0 Base Benefit: The last sentence of the paragraph states, “The withdrawal percentage and growth percentage that are used to determine your rider withdrawal amount will be disclosed in a Rate Sheet Prospectus Supplement which may be amended from time to time by the Company.” Please provide a disclosure in this paragraph, similar to the Rate Sheet, that the Company is under no obligation to notify contract owners when the rate sheet has been amended.

Response: The disclosure has been revised. Please see attached.

10) Please provide the same disclosure noted in comment 9 above in the Withdrawal Percentage Section.

Response: The disclosure has been revised. Please see attached.

11) In the withdrawal Percentage Section, there is a sentence that states, “In order to receive the applicable withdrawal percentage: (1) your application must be signed and received within the stated time period during which such withdrawal percentages are applicable…” The Rate Sheet Supplement suggests that an application may be received up to 7 days after the date the Rate Sheet Supplement is no longer effective. Please reconcile.

Response: The disclosure has been revised. Please see attached.

12) Page 84, Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table in the “Charges” section. Please change the caption to state “Current Charges”.

Response: The disclosure has been revised. Please see attached.

SUPPLEMENT COMMENTS

13) Please advise whether an existing contract owner will be provided with the current Rate Sheet (dated May 1, 2015) in his/her May 1, 2015 annual updated prospectus. If the contract owner receives such Rate Sheet, please explain why this is appropriate.

Response: The current Rate Sheet, dated May 1, 2015, will be sent with the May 1, 2015 prospectus to existing contract owners. We note that the Retirement Income Max 2.0 rider may be elected after contract issue. Accordingly, we send such rate sheet in the May 1, 2015 annual update prospects in the event the contract owner is eligible to add the rider. Customers who previously elected the Retirement Income Max 2.0 are referred by the Prospectus and the Rate Sheet Supplement to the Statement of Additional Information for the information applicable to them.

Alison White, Esq.

U.S. Securities and Exchange Commission

April 22, 2015

Page | 4

14) Please bold or italicize the sentence “We are under no obligation to notify you that the Rate Sheet Prospectus Supplement is no longer in effect.”

Response: The disclosure has been revised. Please see attached.

*        *        *

If you have any questions regarding these responses, please contact Alison Ryan at 213-742-5216. I appreciate your assistance with this filing.

Sincerely,

Alison Ryan
Associate General Counsel and Vice President

~~PROSPECTUS (Subject to Completion Issued February 19, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Transamerica Life Insurance Company	Transamerica Financial Life Insurance Company
Separate Account B (EST. 1/19/1990)	Separate Account BNY (EST. 9/27/1994)
4333 Edgewood Road NE	4333 Edgewood Road NE
Cedar Rapids, Iowa 52499-0001	Cedar Rapids, Iowa 52499-0001
(800)525-6205	(800)525-6205
www.transamerica.com	www.transamerica.com

This prospectus describes information you should know before you purchase a Transamerica Variable Annuity O-Share variable annuity. The prospectus describes a contract between each owner and joint owner (“you”) and Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company (“us,” “we,” “our” or “Company”). This is an individual, deferred, flexible premium variable annuity. This variable annuity allows you to allocate your premium payments among the fixed account (if available) and the ~~following portfolio companies~~underlying fund portfolios~~:~~.

~~AllianceBernstein Variable Products Series Fund, Inc. • American Funds Insurance Series® Trust • Fidelity® Variable Insurance Products Fund • GE Investments Funds, Inc. • Transamerica Series Trust~~

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference. You can also contact us to get a Statement of Additional Information (SAI) free of charge. The SAI contains more information about this policy. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. The prospectus and SAI can also be obtained from the SEC’s website (www.sec.gov). The table of contents of the SAI is included at the end of this prospectus. The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing or other frequent (disruptive) trading. You will get no additional tax advantage from this variable annuity if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account (“IRA”)). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment adviser nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your policy nor are we acting in any capacity on behalf of any tax-advantaged retirement plan. This information does not constitute personalized investment advice or financial planning advice.

Prospectus Date: May 1, 2015

Statement of Additional Information Date: May 1, 2015

The subaccounts available under this policy invest in the following underlying fund portfolios:

SUBACCOUNT	UNDERLYING FUND PORTFOLIO
AB Balanced Wealth Strategy Portfolio - Class B	AB Balanced Wealth Strategy Portfolio - Class B
AB Growth and Income Portfolio – Class B	AB Growth and Income Portfolio – Class B
American Funds - Asset Allocation FundSM - Class 2	American Funds - Asset Allocation FundSM - Class 2
American Funds - Bond FundSM - Class 2	American Funds - Bond FundSM - Class 2
American Funds - Growth FundSM - Class 2	American Funds - Growth FundSM - Class 2
American Funds - Growth-Income FundSM - Class 2	American Funds - Growth-Income FundSM - Class 2
American Funds - International FundSM - Class 2	American Funds - International FundSM - Class 2
Fidelity VIP Balanced Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Service Class 2
Fidelity VIP Contrafund ® Portfolio – Service Class 2	Fidelity VIP Contrafund ® Portfolio – Service Class 2
Fidelity VIP Mid Cap Portfolio – Service Class 2	Fidelity VIP Mid Cap Portfolio – Service Class 2
Fidelity VIP Value Strategies Portfolio – Service Class 2	Fidelity VIP Value Strategies Portfolio – Service Class 2
GE Investments Total Return Fund - Class 3	GE Investments Total Return Fund - Class 3
TA Aegon High Yield Bond - Service Class	Transamerica Aegon High Yield Bond VP – Service Class
TA Aegon Money Market - Service Class	Transamerica Aegon Money Market VP – Service Class
TA Aegon Tactical Vanguard ETF - Balanced - Service Class	Transamerica Aegon Active Asset Allocation - Moderate VP - Service Class
TA Aegon Tactical Vanguard ETF - Conservative - Service Class	Transamerica Aegon Active Asset Allocation - Conservative VP - Service Class
TA Aegon Tactical Vanguard ETF - Growth - Service Class	Transamerica Aegon Active Asset Allocation - Moderate Growth VP - Service Class
TA Aegon U.S. Government Securities - Service Class	Transamerica Aegon U.S. Government Securities VP – Service Class
TA AB Dynamic Allocation - Service Class	Transamerica AB Dynamic Allocation VP - Service Class
TA American Funds Managed Risk - Balanced - Service Class	Transamerica American Funds Managed Risk VP - Service Class
TA Asset Allocation - Conservative - Service Class	Transamerica Asset Allocation - Conservative VP – Service Class
TA Asset Allocation - Growth - Service Class	Transamerica Asset Allocation - Growth VP – Service Class
TA Asset Allocation - Moderate - Service Class	Transamerica Asset Allocation - Moderate VP – Service Class
TA Asset Allocation - Moderate Growth - Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class
TA Barrow Hanley Dividend Focused - Service Class	Transamerica Barrow Hanley Dividend Focused VP – Service Class
TA BlackRock Global Allocation - Service Class	Transamerica BlackRock Global Allocation VP - Service Class
TA BlackRock Global Allocation Managed Risk - Balanced - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Balanced VP - Service Class
TA BlackRock Global Allocation Managed Risk - Growth - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Growth VP - Service Class
TA BlackRock Tactical Allocation - Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class
TA Clarion Global Real Estate Securities - Service Class	Transamerica Clarion Global Real Estate Securities VP – Service Class
TA International Moderate Growth - Service Class	Transamerica International Moderate Growth VP – Service Class
TA JPMorgan Core Bond - Service Class	Transamerica JPMorgan Core Bond VP - Service Class
TA JPMorgan Enhanced Index - Service Class	Transamerica JPMorgan Enhanced Index VP – Service Class
TA JPMorgan Mid Cap Value - Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class
TA JPMorgan Tactical Allocation - Service Class	Transamerica JPMorgan Tactical Allocation VP - Service Class
TA Janus Balanced - Service Class	Transamerica Janus Balanced VP – Service Class
TA Jennison Growth - Service Class	Transamerica Jennison Growth VP – Service Class
TA Legg Mason Dynamic Allocation - Balanced - Service Class	Transamerica Legg Mason Dynamic Allocation - Balanced VP - Service Class
TA Legg Mason Dynamic Allocation - Growth - Service Class	Transamerica Legg Mason Dynamic Allocation - Growth VP - Service Class
TA MFS International Equity - Service Class	Transamerica MFS International Equity VP – Service Class

SUBACCOUNT	UNDERLYING FUND PORTFOLIO
TA Market Participation Strategy - Service Class	Transamerica Market Participation Strategy VP - Service Class
TA Morgan Stanley Capital Growth - Service Class	Transamerica Morgan Stanley Capital Growth VP – Service Class
TA Morgan Stanley Mid Cap Growth - Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Service Class
TA Multi-Managed Balanced - Service Class	Transamerica Multi-Managed Balanced VP – Service Class
TA PineBridge Inflation Opportunities- Service Class	Transamerica PineBridge Inflation Opportunities VP - Service Class
TA PIMCO Tactical - Balanced - Service Class	Transamerica PIMCO Tactical – Balanced VP – Service Class
TA PIMCO Tactical - Conservative - Service Class	Transamerica PIMCO Tactical – Conservative VP – Service Class
TA PIMCO Tactical - Growth - Service Class	Transamerica PIMCO Tactical – Growth VP – Service Class
TA PIMCO Total Return - Service Class	Transamerica PIMCO Total Return VP – Service Class
TA Systematic Small Mid Cap Value - Service Class	Transamerica Systematic Small/Mid Cap Value VP – Service Class
TA T. Rowe Price Small Cap - Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class
TA TS&W International Equity - Service Class	Transamerica TS&W International Equity VP – Service Class
TA Torray Concentrated Growth - Service Class	Transamerica Torray Concentrated Growth VP – Service Class
TA Vanguard ETF - Balanced - Service Class	Transamerica Vanguard ETF Portfolio - Balanced VP - Service Class
TA Vanguard ETF - Conservative - Service Class	Transamerica Vanguard ETF Portfolio - Conservative VP - Service Class
TA Vanguard ETF - Growth - Service Class	Transamerica Vanguard ETF Portfolio - Growth VP - Service Class
TA WMC US Growth - Service Class	Transamerica WMC US Growth VP – Service Class

FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented.

The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. State premium taxes currently range from 0% -~~4%~~3.5%. Excess interest adjustments may be made to amounts surrendered, ~~withdrawn or~~withdrawn, transferred or applied to annuity payment options from policy value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:
Front-End Sales Load On Premium Payments	0%
Maximum Surrender Charge	5%
Maximum Transfer Fee	$10
Maximum Special Service Fee	$50*
* $0 - $30 for policies issued prior to May 1, 2015.

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Maximum Annual Service Charge	$50
Maximum Premium Based Charge	5%
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Mortality and Expense Risk Fee	0.60%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.75%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.35%
Return of Premium Death Benefit	0.15%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	1.40%
Optional ~~Rider Charges~~
Death Benefit Riders:
Additional Death Distribution (annual charge - %of policy value)	0.25%
Additional Death Distribution + (annual charge - %of policy value)	0.55%

	Maximum	Current

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:
Retirement Income Max ® 2.0 (annual charge - % of withdrawal base)	2.00%	1.25%
Retirement Income Choice ® 2.0 (annual charge - % of withdrawal base)
Base Benefit Designated Allocation Group A	2.20%	1.45%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%

	Maximum	Current

Optional Guaranteed Lifetime Withdrawal Benefit ~~Rider~~
Riders – No Longer Available:

	Maximum	Current

Retirement Income Max ® (annual charge - % of withdrawal base)	2.00%	1.25%
Retirement Income Choice ® 1.6 (annual charge - % of withdrawal base) (for riders issued on or after May 1, 2014)
Base Benefit Designated Allocation Group A	2.20%	1.45%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income Choice ® 1.6 rider:
Income EnhancementSM - (Single Life Option)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option)	0.50%	0.50%
Retirement Income Choice ® 1.6 (annual charge - % of withdrawal base) (for riders issued prior to May 1, 2014)
Base Benefit Designated Allocation Group A	2.30%	1.55%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income Choice ® 1.6 rider:
Income EnhancementSM - (Single Life Option)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option)	0.50%	0.50%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2014 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):
Lowest Gross	0.54%~~%~~
Highest Gross	2.37%~~%~~

The following ~~Example is~~Examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income Choice® 1.6 Rider – Joint Life with additional Income EnhancementSM option (prior to May 1, 2014).

(NOTE: The Retirement Income Choice® ~~2.0 Rider~~1.6 rider is no longer available.) Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$1,135
3 Years	$2,410
5 Years	$3,692
10 Years	$6,953

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 706
3 Years	$2,124
5 Years	$3,550
10 Years	$6,953

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider and Retirement Income Choice® 2.0 Rider (as of May 1, 2015). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$1,076
3 Years	$2,232
5 Years	$3,393
10 Years	$6,337

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 648
3 Years	$1,946
5 Years	$3,251
10 Years	$6,337

Please remember that ~~the Example is an illustration and does~~these Examples are illustrations and do not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the ~~Example~~Examples. Similarly, your rate of return may be more or less than the 5% assumed in the ~~Example~~Examples.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium payment, regardless of how policy value is allocated among the investment options. The total of premium based charges and surrender charges deducted will not exceed 5% of the aggregate premium payments.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you elect certain optional riders, you will be subject to investment restrictions requiring you to invest in certain underlying fund portfolios, known as designated investment options. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. ~~The Company~~Our ’~~s~~ requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy. In addition to the following charges, there are optional benefits that if selected, assess additional charges. Please see ADDITIONAL FEATURES for more information.

Premium Based Charge

We charge a fee to compensate us for the expenses we incur for policy distribution. Each premium payment is subject to its own premium based charge that will be deducted in quarterly installments for seven years after that premium payment is received by us (referred to as the premium based charge period). The charge for each premium payment is determined by multiplying the premium payment by the applicable percentage shown in the Fee Table. The premium based charge percentage for new premium payments decreases as the total amount of premium payments increase beyond certain thresholds. For example, if you make an initial premium

Guaranteed Lifetime Withdrawal Benefits

You may elect one of the following optional riders under the policy that offers guaranteed lifetime withdrawal benefits - the Retirement Income Max® 2.0 Rider or the Retirement Income Choice® 2.0 Rider. Important aspects of each of these riders are summarized in the “Appendix - Guaranteed Lifetime Withdrawal Benefit Comparison Table” and are described in more detail below.

You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.

The following benefits are no longer available, but if you have previously elected one of these riders you can still upgrade:

•	Retirement Income Max® Rider
•	Retirement Income Choice® 1.6 Rider

Retirement Income Max® 2.0 Rider

If you elect the Retirement Income Max® 2.0 Rider identified below, which provides certain guaranteed benefits, the Company requires your policy value to be allocated into designated investment options. One or more of the designated investment options may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. The Company’s requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in funds with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the Retirement Income Max® 2.0 Rider. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the Retirement Income Max® 2.0 Rider that do not invest in funds that utilize volatility control strategies.

You may elect to purchase the optional Retirement Income Max® 2.0 rider which provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment options which are designed to help manage our risk and support the guarantees under the rider. If you elect the Retirement Income Max® 2.0 rider you cannot elect another GLWB. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax adviser before electing the Retirement Income Max® 2.0 rider for a qualified policy. ~~If you elect the Retirement Income Max 2.0 Rider you cannot elect another GLWB.~~Please Note: This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) ~~and/~~or ~~other~~a ~~stretch~~nonqualified ~~annuities whose required distributions are calculated using the Single Life Expectancy Table set forth in Treasury Regulation § 1.401~~annuity under which death benefits are being distributed under a stretch withdrawal option~~(a)(9)-9, A-1~~. The guaranteed lifetime withdrawal benefit is based on our claims-paying ability.

Retirement Income Max® 2.0 - Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us for life), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s if the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments, below). A rider year begins on the rider date and thereafter on each anniversary of that date. The withdrawal percentage and growth percentage that are used to determine your rider withdrawal amount will be disclosed in a Rate Sheet Prospectus Supplement which may be amended from time to time by us.~~the company~~ We are under no obligation to notify you that the Rate Sheet Prospectus Supplement has been amended. Please contact your financial intermediary or call our Administrative Office to determine whether the Rate Sheet Prospectus Supplement has been amended.

Only amounts calculated as set forth above can be used as the rider withdrawal amount. ~~If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.SeeAppendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders for an example showing the effect of a minimum required distribution amount.~~

If your policy value reaches zero:

•	due to a non-excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reaches zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining minimum required distribution amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees.

•	due to an excess withdrawal, then this rider terminates (as does the policy).

Please note:

•	If the rider is added prior to the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday, however, you will still be charged a rider fee prior to this time.

•	You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified investment options. (See Designated Investment Options below.)

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

As noted above, the withdrawal percentage is disclosed in Rate Sheet Prospectus Supplements which may be amended by ~~the company~~us from time to time. We are under no obligation to notify you when we amend the Rate Sheet Prospectus Supplement. Please contact your financial intermediary or call our Administrative Office to determine whether the Rate Sheet Prospectus Supplement has been amended. In order to receive the applicable withdrawal percentage: (1) your application must be signed and received within the stated time period ~~during which such withdrawal percentages are applicable~~set forth in the applicable Rate Sheet Prospectus Supplement and (2) your application must be received and your policy must be funded within the stated time periods set forth in the applicable Rate Sheet Prospectus Supplement. Withdrawal percentages reflected in a Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your application will not apply to your policy. You should not purchase this rider without first obtaining the applicable Rate Sheet Prospectus Supplement. You can contact us to receive a Rate Sheet Prospectus Supplement applicable to you.

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value . During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•	We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee.

•	Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•	Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	the current withdrawal base;

•	the withdrawal base immediately before the rider anniversary, increased by the growth ~~percentage~~credit, if any (see Growth below);

APPENDIX

DESIGNATED INVESTMENT OPTIONS

The table below identifies the Designated Investment Options available for use with the Guaranteed Minimum Death Benefits and our Guaranteed Lifetime Withdrawal Benefits.

	Return of Premium Death Benefit	Annual Step-Up Death Benefit	Retirement Income Max ® 2.0 Rider	Retirement Income Choice ® 2.0 Rider Designated Allocation Groups
Funds				A	B	C
~~AllianceBernstein~~	✓	✓
AB Balanced Wealth Strategy Portfolio - Class B
~~AllianceBernstein~~	✓	✓
AB Growth and Income Portfolio – Class B
American Funds - Asset Allocation FundSM - Class 2	✓	✓
American Funds - Bond FundSM - Class 2	✓	✓	✓			✓
American Funds - Growth FundSM - Class 2	✓	✓
American Funds - Growth-Income FundSM - Class 2	✓	✓
American Funds - International FundSM - Class 2	✓	✓
Fidelity VIP Balanced Portfolio - Service Class 2	✓	✓
Fidelity VIP Contrafund ® Portfolio – Service Class 2	✓	✓
Fidelity VIP Mid Cap Portfolio – Service Class 2	✓	✓
Fidelity VIP Value Strategies Portfolio – Service Class 2	✓	✓
GE Investments Total Return Fund - Class 3	✓	✓
TA Aegon High Yield Bond - Service Class	✓	✓
TA Aegon Money Market - Service Class	✓	✓	✓			✓
TA Aegon Tactical Vanguard ETF - Balanced - Service Class(1)	✓	✓			✓
TA Aegon Tactical Vanguard ETF - Conservative - Service Class(1)	✓	✓	✓			✓
TA Aegon Tactical Vanguard ETF - Growth - Service Class(1)	✓	✓		✓
TA Aegon U.S. Government Securities - Service Class	✓	✓	✓			✓
TA ~~AllianceBernstein~~	✓	✓				✓
AB Dynamic Allocation - Service Class
TA American Funds Managed Risk - Balanced - Service Class(1)					✓
TA Asset Allocation - Conservative - Service Class(1)	✓	✓
TA Asset Allocation - Growth - Service Class	✓	✓
TA Asset Allocation - Moderate - Service Class(1)	✓	✓			✓
TA Asset Allocation - Moderate Growth - Service Class(1)	✓	✓		✓
TA Barrow Hanley Dividend Focused - Service Class	✓	✓
TA BlackRock Global Allocation - Service Class	✓	✓
TA BlackRock Global Allocation Managed Risk - Balanced - Service Class(1)	✓	✓			✓
TA BlackRock Global Allocation Managed Risk - Growth - Service Class(1)	✓	✓		✓
TA BlackRock Tactical Allocation - Service Class	✓	✓			✓
TA Clarion Global Real Estate Securities - Service Class	✓	✓
TA International Moderate Growth - Service Class(1)	✓	✓		✓
TA JPMorgan Core Bond - Service Class	✓	✓	✓			✓
TA JPMorgan Enhanced Index - Service Class	✓	✓

DESIGNATED INVESTMENT OPTIONS — (Continued)

	Return of Premium Death Benefit	Annual Step-Up Death Benefit	Retirement Income Max ® 2.0 Rider	Retirement Income Choice ® 2.0 Rider Designated Allocation Groups
Funds				A	B	C
TA JPMorgan Mid Cap Value - Service Class	✓	✓
TA JPMorgan Tactical Allocation - Service Class	✓	✓	✓			✓
TA Janus Balanced - Service Class	✓	✓
TA Jennison Growth - Service Class	✓	✓
TA Legg Mason Dynamic Allocation - Balanced - Service Class	✓	✓	✓		✓
TA Legg Mason Dynamic Allocation - Growth - Service Class(1)	✓	✓		✓
TA Market Participation Strategy - Service Class	✓	✓			✓
TA MFS International Equity - Service Class	✓	✓
TA Morgan Stanley Capital Growth - Service Class	✓	✓
TA Morgan Stanley Mid Cap Growth - Service Class	✓	✓
TA Multi-Managed Balanced - Service Class	✓	✓
TA PineBridge Inflation Opportunities- Service Class	✓	✓	✓			✓
TA PIMCO Tactical - Balanced - Service Class(1)	✓	✓			✓
TA PIMCO Tactical - Conservative - Service Class(1)	✓	✓	✓			✓
TA PIMCO Tactical - Growth - Service Class(1)	✓	✓		✓
TA PIMCO Total Return - Service Class	✓	✓	✓			✓
TA Systematic Small Mid Cap Value - Service Class	✓	✓
TA T. Rowe Price Small Cap - Service Class	✓	✓
TA Torray Concentrated Growth - Service Class	✓	✓
TA TS&W International Equity - Service Class	✓	✓
TA Vanguard ETF - Balanced - Service Class(1)	✓	✓	✓		✓
TA Vanguard ETF - Conservative - Service Class(1)	✓	✓	✓			✓
TA Vanguard ETF - Growth - Service Class(1)	✓	✓		✓
TA WMC Diversified Equity - Service Class	✓	✓
Fixed Account	✓	✓	✓			✓

(1)~~Not available in New York~~ This subaccount invests in an underlying fund that utilized a volatility management strategy as part of its investment objective and/or principal investment strategy. See “Investment Restrictions” earlier in the prospectus for information on how volatility management strategies may impact your policy value in certain optional riders.

Certain designated investment options may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any designated investment option at any time. In some cases, a designated investment option not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a designated investment option, please contact your financial intermediary or our Administrative Office.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Important aspects of the Retirement Income Max® 2.0 Rider or the Retirement Income Choice® 2.0 Rider are summarized in the following chart.

Note: The Retirement Income Max® 2.0 Rider or the Retirement Income Choice® 2.0 Rider and any additional options available under these riders, may vary for certain policies and may not be available for all policies or in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Retirement Income Max ® 2.0 Rider	Retirement Income Choice ® 2.0 Rider
Benefit:	Benefit:
Provides:	Provides:

(1)    Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a series of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select.

(2)    Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary. The growth percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.

(3)    Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(1)    Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select – if you invest in certain designated investment options.

(2)    Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage (5.50%) multiplied by the withdrawal base immediately before the rider anniversary.

(3)    Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

	Upgrades:
	You may request by sending us written notice. If you elect to manually reset, the current rider terminates and a new rider is issued (which may have a higher rider fee percentage and lower growth rate percentage.) If you have elected the joint life option under the rider, you cannot elect a manual reset if the annuitant or the annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).
Additional Option:	Additional Option:
Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.	Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.
Availability:	Availability:
Younger than age 86 (unless state law requires a lower maximum issue age)	Younger than age 86 (unless state law requires a lower maximum issue age)
~~Charges~~	~~Charges~~
Current Charge:	Current Charge:
1.25% annually (single life and joint life)of withdrawal base deducted on each rider quarter.	0.70% to 1.45% annually (single and joint life) of withdrawal base deducted on each rider quarter:
Investment Restrictions:	Investment Restrictions:
You must allocate 100% of your policy value to one or more investment options that we designate.	You must allocate 100% of your policy value to one or more investment options that we designate.
Withdrawal Percentages (Single Life):	Withdrawal Percentages (Single Life):
The withdrawal percentage is disclosed in the Rate Sheet Prospectus Supplement.	0-58	0.0%
	59-64	4.0%
	65-79	5.0%
	80+	6.0%
Withdrawal Percentages (Joint Life):	Withdrawal Percentages (Joint Life):
The withdrawal percentage is disclosed in the Rate Sheet Prospectus Supplement.	For riders issued on or after May 1, 2014
	0-58	0.0%
	59-64	3.75%
	65-79	4.75%
	80+	5.75%

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued February 19, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY - SEPARATE ACCOUNT VA B

Supplement dated May 1, 2015

to the

Prospectus dated May 1, 2015

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica Variable Annuity O-Share variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering for the Retirement Income Max® 2.0. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica Variable Annuity O-Share variable annuity prospectus.

The rates below apply for applications signed between May 1, 2015 and June 30, 2015. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after June 30, 2015. It is also possible for a new Rate Sheet Prospectus Supplement to be filed prior to June 30, 2015, which would supersede this supplement. We are under no obligation to notify you that this Rate Sheet Prospectus Supplement is no longer in effect. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

5.50%

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option*	Withdrawal Percentage - Joint Life Option*
0-58	0.00%	0.00%
59-64	4.20%	3.80%
65-79	5.20%	4.80%
> 80	6.20%	5.80%

* The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the benefit anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note: In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed above or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued February 19, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY - SEPARATE ACCOUNT VA BNY

Supplement dated May 1, 2015

to the

Prospectus dated May 1, 2015

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica Variable Annuity O-Share variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering on the Retirement Income Max® 2.0. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica Variable Annuity O-Share variable annuity prospectus.

The rates below apply for applications signed between May 1, 2015 and June 30, 2015. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after June 30, 2015. It is also possible for a new Rate Sheet Prospectus Supplement to be filed prior to June 30, 2015, which would supersede this supplement. We are under no obligation to notify you that this Rate Sheet Prospectus Supplement is no longer in effect. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

5.50%

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option*	Withdrawal Percentage - Joint Life Option*
0-58	0.00%	0.00%
59-64	4.20%	3.80%
65-79	5.20%	4.80%
> 80	6.20%	5.80%

* The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the benefit anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note: In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed above or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.